Stone Bancshares, Inc.

802 East Main Street

Mountain View, AR 72560

(870) 269-7311

December 20, 2017

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. Michael Clampitt,

Staff Attorney, Office of Financial Services

RE:Stone Bancshares, Inc.

Request for Qualification of Offering Statement on Form 1-A

File No. 024-10757

Ladies and Gentlemen:

We have received notification that your office has no further comments on the Form 1-A Offering Statement of Stone Bancshares, Inc. initially filed October 30, 2017 and we hereby request that the Offering Statement be qualified effective at 2:00 p.m. CST on December 21, 2017.

Thank you for your assistance.  If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Stephen R. Ragland, CFO/EVP

JEP/bl

cc:John E. Pruniski, III